REEF GLOBAL ENERGY VII, L.P.

1901 N. Central Expressway, Suite 300

Dallas, Texas 75080

September 11, 2007

Jill Davis

John Cannarella

Jennifer Goeken

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C.  20549-7010

RE:      Reef Global Energy VII, L.P. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-52540

Ladies and Gentlemen:

We are writing in response to the letter of comments from the United States Securities and Exchange Commission (the “Commission”) to the Company, dated August 20, 2007, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”).  The following is our response to your comment letter of August 20, 2007.  In order to facilitate your review, we have repeated each of your numbered comments in italics followed immediately by our response to that particular comment.

Form 10-K For the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.                           Please disclose here and in your footnotes how frequently you apply the full cost ceiling test. Please note that Rule 4-10(c)(4)(i)(A) of Regulation S-X requires a ceiling test to be performed as “of the date of the latest balance sheet presented.” In this regard, a quarterly ceiling test is required to be performed by companies following the full cost method of accounting.

Response:

The Company acknowledges the Commission’s comment. The Company currently obtains a reserve report as of the date of the balance sheet presented in each Form 10-Q and Form 10-K filing, and applies the ceiling test in accordance with Rule 4-10(c)(4)(i)(A) of Regulation S-X. Our comments on page 15 of the Management Discussion and Analysis of Financial Condition and Results of Operations, and in Footnote 2 —Oil and Gas Properties, indicate that our net capitalized costs are limited by a cost ceiling, which is defined, and state that based upon that test we did record impairment. We undertake to expand the disclosure in the Company’s next Form 10-K to explain that the test is performed on a quarterly basis on the balance sheet date.

2.                           Please expand your disclosure to include a more fulsome discussion of your historical cashflows for all periods presented. In doing so, please provide analysis explaining the underlying reasons for the material fluctuations in the working capital accounts and the inflows and outflows associated with your investing and financing activities.

Response:

The Company acknowledges the Commission’s comment. The Company is a non-traded limited purpose entity. The Company offers partnership interests to investors and raises all of its capital during a set offering period. The Company expects to utilize all of the capital raised for lease acquisition, drilling, and administrative costs during its drilling phase of operations, which began in December 2005 (see page 17 of the 2006 Form 10-K) and is expected to conclude by December 2007. As such, we believe that the most relevant information to be disclosed to our investors is the amount of capital that has been raised, the amount of capital available after organization and offering costs, the amount of capital expended to date, available working capital at period end, and a summary of our drilling operations, including any revenues from production, the sole source of the Company’s revenues other than interest income. We believe this information is adequately disclosed in the Liquidity and Capital Resources and Results of Operations sections of our MD&A. At such time as the Company has reserves and production, we will expand our disclosures to discuss reserves and oil and gas cash flows from production operations.

Controls and Procedures

3.                           You state that your disclosure controls and procedures were “effective at a reasonable assurance level for gathering, analyzing, and disclosing the information” required to be disclosed in the reports filed under the Securities Exchange Act of 1934 “within the time periods specified in the SEC’s rules and forms.” Please revise to clarify, if true, that your disclosure controls and procedures were effective at a reasonable assurance level to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. Please also expand your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Response:

The Company acknowledges the Commission’s comment. In response to the Commission’s request for clarified and expanded disclosure relating to controls and procedures, we undertake to make the following disclosure in the Company’s future Commission filings when appropriate:

The Partnership, under the supervision and with the participation of its management, including the principal executive officer and principal financial officer of the Partnership’s general partner, Reef Oil & Gas Partners, L.P., evaluated the effectiveness of its “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report on Form 10-K.  Based on that evaluation, the principal executive officer and principal financial officer of our general partner have concluded that the Partnership’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Partnership in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer of our general partner, as appropriate to allow timely decisions regarding required disclosure.

Balance Sheets

4.                           Please support your classification of prepaid drilling costs as an item of property and equipment rather than as an other current asset.

Response:

The Company acknowledges the Commission’s comment. The Company, as a matter of business, normally makes non-refundable prepayments of intangible drilling costs to vendors on wells it expects to begin drilling during the first quarter of the subsequent year in order to secure tax deductions for our investor partners in the year the payment is made. Because such payments are non-refundable, it is our position that they are properly classified as property at the time made. The sole purpose of the Company is to raise capital to expend on items which are ultimately classified as property and equipment, i.e. lease acquisition and development activities.  As result, the Company believes that its classification of prepaid drilling costs is more helpful to understanding the Company’s operating results.

5.                           We note that the line items within Property and Equipment do not coincide with cost categories of a full cost company. In this regard, your capitalized cost descriptions should reflect those contemplated by Rule 4-10c.7(ii) of Regulation S-X, which requires full cost companies to state separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized. For further guidance, refer to Appendix A of the AICPA Guide for Entities with Oil and Gas Producing Activities and revise your property line item descriptions accordingly.

Response:

The Company acknowledges the Commission’s comment. The Company is a non-traded limited purpose entity. It is our belief that our current presentation provides our investors a more descriptive picture of the status of the Company’s drilling program. The Company generally does not hold unproved properties for any significant length of time; it purchases leasehold interests with the capital raised and commences drilling operations shortly after acquisition.  We believe that it is clear to the reader of our financial statements that under our current presentation, the drilling in progress and prepaid drilling costs are considered to be unproved properties, while oil and gas properties are considered to be our proved properties. In Footnote 2 - Oil and Gas Properties it is clearly stated that unproved properties are excluded from depreciation, depletion, and amortization.  For the year ended December 31, 2006, the total of our oil and gas properties of $1,825,482, has been fully reserved by $1,825,482 of impairment expense in our Statement of Operations. Footnote 2 - Oil and Gas Properties clearly states that this impairment is the result of the initial 3 wells drilled by the Company all being unsuccessful. After reviewing the Commission’s comments, we undertake to make the following presentation in future filings in order to provide an accurate picture of the Company’s activities while conforming to the Commission’s comments.  The presentation will be as follows, using year end 2006 results for the Company as an example:

Oil and gas properties, full cost method of accounting
Proved properties	$1,825,482
Unproved properties, drilling in progress	3,211,249
Unproved properties, prepaid drilling costs	3,963,595

Statement of Partnership Equity

6.                           We note that you have allocated income and made distributions to each specific type of Partnership unit. Please expand your footnote to explain how and when such allocations and distributions are determined.

Response:

The Company acknowledges the Commission’s comment. Income and expense items are allocated to the managing general partner, the investor general partners, and the investor limited partners in accordance with the Company’s limited partnership agreement. Footnote 1 to our financial statements explains that certain items are allocated differently, and that items are allocated in accordance with the partnership agreement. Footnote 1 to the financial statements also states that distributions to partners are made 15.45% to the managing general partner and 84.55% to investor partners. This can be verified from the Statement of Partnership Equity presentation on page F-4. We will expand Footnote 1 in future filings with the Commission to state that income and expense allocations are made quarterly, based upon the number and type of partnership units at the end of the quarter, and that distribution allocations are made monthly based upon the number and type of partnership units held.

Note 2, Summary of Accounting Policies

Oil and Gas Properties

7.                           Please clarify whether you have properties not subject to amortization. If applicable, please expand your disclosure to explain how and when you assess unproved properties for impairment, as required by Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.

Response:

The Company acknowledges the Commission’s comment. As stated in our response to comment 5, the line items captioned as “Drilling in Progress” and “Prepaid Drilling Costs” on our December 31, 2006 balance sheet are unproved properties not currently subject to amortization. As a drilling partnership our primary purpose is to invest the capital raised from our investor partners as quickly and as wisely as possible. We generally do not purchase and hold as inventory leasehold interests for future drilling. Should the Company purchase interests in unproved properties and hold them, we will at that time expand our disclosures to explain how and when such unproved properties are assessed for impairment.

8.                           In accordance with the disclosure requirements of Rule 4-10(c)(7)(i) of Regulation S-X, please disclose the amount of amortization expense per equivalent physical unit of production.

Response:

The Company acknowledges the Commission’s comment. The Company recorded no depletion expense during the year ended December 31, 2006, and had no oil and gas production during 2006 or proved reserves at December 31, 2006. At such time as the Company has depletion expense and physical units of production, the Company will include this disclosure in conformity with the Commission’s comment in filings with the Commission.

Note 7, Partnership Equity

9.                           Please include the information regarding the number of units outstanding and the net income (loss) per type of Partnership unit under this heading in a manner similar to that presented in footnote four on page five of your March 31, 2007 Form 10-Q.

Response:

The Company acknowledges the Commission’s comment. The disclosure made in our March 31, 2007 Form 10-Q, which has also been similarly presented in all of the Company’s prior Form 10-Q filings, is made for the benefit of our investors because there is no Statement of Partnership Equity presented in the Form 10-Q. The normal presentation of this information is that the information be disclosed in conjunction with the Statement of Partnership Equity. We believe that in the Form 10-K filing, this information belongs in the Statement of Partnership Equity.

We believe that the disclosure as currently presented in the Statement of Partnership Equity is adequate.

10.                    In accordance with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, please expand your disclosure, with respect to your unproved property balances, if applicable, to provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation and present a table that shows, by category of cost, the amounts of such excluded costs incurred, i) in each of the three most recent fiscal years and ii) in the aggregate for any earlier fiscal years in which the costs were incurred. Please note that categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

Response:

The Company acknowledges the Commission’s comment. The Company is a non-traded drilling limited partnership. The partnership was formed in December 2005 and expects to utilize all partnership capital raised in drilling operations which are expected to be completed during 2007 (the drilling phase of operations is expected to take approximately 24 months), as disclosed in Item 2-Properties in the 2006 Form 10-K and also in Footnotes 1 and 8 of the audited financial statements included in the 2006 Form 10-K. Therefore within approximately 24 months from the formation of the partnership all partnership capital is expected to be expended and all properties drilled by the partnership are expected to be proved properties. We do not believe this table to be relevant as 2006 is the first year the Company has incurred any unproved property costs, and our disclosures mentioned above are clear in indicating that all properties are expected to be drilled by the end of 2007.

Note 10, Supplemental Information on Oil & Gas Exploration and Production Activities

Capitalized Costs

11.                    Please revise your disclosure under this heading to conform to paragraphs 18 and 19 and Illustration 1 of FAS 69.

Response:

The Company acknowledges the Commission’s comment. The disclosure is essentially in the same format as described in Illustration 1 of FAS 69, but the terminology used in the disclosure is different than in the illustration. In our disclosure in the Form 10-K, “Full Cost Pool” represents proved oil and gas properties and “Drilling in Progress” represents our unproved properties. We undertake to use revised terminology, conforming to the Illustration 1 of FAS 69, in future filings with the Commission.

Costs Incurred

12.                    Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we believe there is no provision for these separate line items in paragraph 21 and Illustration 2 of FAS 69.

Response:

The Company acknowledges the Commission’s comment. This comment is not applicable to the Company, which had no capitalized asset retirement obligations at December 31, 2006. At such time as the Company has productive properties and has capitalized asset retirement obligations, those costs will be included in the balance of the line items required to be disclosed in conformity with the Commission’s comment.

Standardized Measure of Discounted Cash Flows

13.                    Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed, as we believe there is no provision for this separate line item in paragraph 30 and Illustration 5 of FAS 69.

Response:

The Company acknowledges the Commission’s comment. This comment is not applicable to the Company. At December 31, 2007 the Company had no proved reserves and therefore had no standardized measure disclosure. At such time as the Company has proved reserves requiring this disclosure, those amounts related to asset retirement obligations will be included within the balance of the line items required to be disclosed in conformity with the Commission’s comment.

*     *     *

Supplemental information set forth herein and in the exhibits hereto has been provided for the information of the Commission only and shall not be deemed to have been filed.

We acknowledge that:

•                               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (972) 437-6792 or Jon Carroll of Baker & McKenzie LLP at (214) 978-3023.

Sincerely,

REEF GLOBAL ENERGY VII, LP

Reef Oil & Gas Partners, L.P.,
Its Managing General Partner

	By:	/s/ Dan Sibley
Dan Sibley
Chief Financial Officer

cc:	Joel Held, Baker & McKenzie LLP
Jon Carroll, Baker & McKenzie LLP